EXHIBIT T3A.7

THE COMPANIES ORDINANCE (Cap. 32)

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Company Limited by Shares

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MEMORANDUM OF ASSOCIATION

OF

Mongolian Coal Corporation Limited

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1.	The name of the Company is Mongolian Coal Corporation Limited.

2.	The Registered Office of the Company will be situated in Hong Kong.

3.	The Company has the capacity and the rights, powers and privileges of a natural person and the objects for which the Company is established are unrestricted.

4.	The liability of the members is limited.

5.	The capital of the Company is HK$10,000.00 divided into 10,000 shares of HK$1.00 each and the Company shall have power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified, or other special rights, privileges, restrictions or conditions.

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